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                 LETTER TO PARTICIPANTS IN RESOURCE AMERICA'S
                         401(k) INVESTMENT SAVINGS PLAN

                          Offer to Purchase for Cash
                                      by
                            Resource America, Inc.
                   up to 5,000,000 Shares of its Common Stock
   at a Purchase Price not Greater than $11.00 nor Less than $9.00 Per Share

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, OCTOBER 24, 2000,
                         UNLESS THE OFFER IS EXTENDED.


To the Participants in Resource America's 401(k) Investment Savings Plan:

     Enclosed for your consideration are the Offer to Purchase dated September 26, 2000 and the related Letter of Transmittal in connection with the offer by Resource America, Inc. to purchase shares of its common stock, $0.01 par value per share. Resource America is offering to purchase up to 5 million shares at a price not greater than $11.00 nor less than $9.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. As a participant in Resource America's 401(k) Investment Savings Plan, you may tender shares that are held in your behalf in the plan. If you wish to do so, you must direct the plan trustees, who are the holders of record, to do so on your behalf by following the instructions in this letter.

     If you do not wish to direct the sale of any portion of the shares in your 401(k) Investment Savings Plan account, you do not need to take any action. If you would like to direct the sale of some or all of the shares held in your behalf in your plan account in response to this offer, detailed instructions on how to tender those shares are set forth below.

     The Offer. Resource America will select the lowest purchase price that will allow it to buy 5 million shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. Resource America will pay the same price for all shares purchased in the offer. All shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased, subject to the conditions of the offer and the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase. If more than the number of shares Resource America seeks are properly tendered, Resource America will not purchase all of the shares tendered at or below the purchase price because of proration. Shares tendered at prices in excess of the purchase price that is determined by Resource America and shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the expiration of the offer.

     Resource America's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     Resource America reserves the right, in its sole discretion, to purchase more than 5 million shares pursuant to the offer.

     You must carefully follow the instructions below if want to direct the trustee to tender some or all of the shares held on your behalf in your 401(k) Investment Savings Plan account. Failure to follow the instructions below properly may make you ineligible to direct the trustees to tender the shares held in your 401(k) Investment Savings Plan account in the offer. The trustees of the 401(k) Investment Savings Plan are the holders of record of the shares held in your 401(k) Investment Savings Plan account. Pursuant to your instructions, the trustees, acting through the third party administrator, ATR, Inc., will complete a Letter of Transmittal with respect to the shares held on your behalf in your 401(k) Investment Savings Plan account. A tender of the shares held on your behalf in your 401(k) Investment Savings Plan account can be made only by the trustees of the savings plan as the registered holder of the shares.

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     If you tender shares, the tender proceeds will be reinvested pro-rata in accordance with your current investment directions for new elective deferral contributions. However, if your current investment directions for new elective deferral contributions provide that some or all of your contributions are to be invested in Resource America common stock, then that portion of the tender proceeds will be invested in the Fidelity Spartan Money Market Fund. Once the tender proceeds have been credited to your plan account, you may reallocate your investments amoung the various investment funds under the 401(k) Investment Savings Plan in the usual manner.

     Because the terms and conditions of the Letter of Transmittal will govern the tender of the shares held in the savings plan, you should read the Letter of Transmittal carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender shares that are held on your behalf in your plan account. You must use the enclosed Directions Form to properly tender shares that are held in your plan account. You should also read the Offer to Purchase carefully before making any decision regarding the offer.

     The offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of common stock of Resource America. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Resource America residing in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the securities laws of that jurisdiction.

     Tendering Shares. To instruct the trustees to tender any or all of the shares held on your behalf in your 401(k) plan account, you must complete the enclosed Directions Form and return it to ATR in the enclosed self-addressed envelope.

     Please note the following:

     1. If you wish to tender some or all of the shares held on your behalf in your 401(k) Investment Savings Plan account, ATR must receive your Directions Form at least 3 business days before the expiration of the offer, otherwise the trustees will not tender any shares held on your behalf in the 401(k) Investment Savings Plan. The offer, proration period and withdrawal rights will expire at 12:00 Midnight, Eastern time, on Tuesday, October 24, 2000, unless the offer is extended. Consequently, your Directions Form must be received by ATR no later than 12:00 Midnight, Eastern time on Thursday, October 19, 2000.

     2. Shares held on your behalf in your savings plan account may be tendered at prices not greater than $11.00 nor less than $9.00 per share.

     3. The 401(k) Investment Savings Plan is prohibited from selling shares to Resource America for a price that is less than the prevailing market price. Accordingly, if you elect to tender shares at a price that is lower than the prevailing price of Resource America's common stock on The Nasdaq Stock Market at the expiration of the offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than that closing price.

     4. The offer is for up to 5 million shares, constituting approximately 21% of the shares outstanding as of September 14, 2000. The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions described in the Offer to Purchase.

     5. Resource America's Board of Directors has approved the making of the offer. However, neither Resource America, Resource America's Board of Directors, the Dealer Manager, the Information Agent nor any other person is making any recommendation whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

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     6. Tendering shareholders will not be obligated to pay any brokerage fees or commissions or solicitation fees to the Dealer Manager, Depositary, Information Agent or Resource America or, except as described in the Letter of Transmittal, stock transfer taxes on the transfer of shares pursuant to the offer.

     7. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you instruct the trustee to tender the shares held on your behalf in your 401(k) Investment Savings Plan account, and you subsequently decide to change your instructions or withdraw your tender of shares, you may do so by submitting a new Directions Form. However, the new Directions Form will be effective only if it is received by ATR, at the address on the back cover of the Offer to Purchase, on or before 12:00 Midnight, Eastern time on Thursday, October 19, 2000, 3 business days before the expiration of the offer. Upon receipt of a timely submitted, new Directions Form, your previous instructions to tender the shares will be deemed canceled. Additional Directions Forms may be obtained by calling D.F. King & Co., Inc., the Information Agent, at (800) 758-5880.

     This letter has been prepared by Resource America and is being sent to you by ATR at our request. Unless you direct the trustee on the enclosed Directions Form to tender the shares held on your behalf in your 401(k) Investment Savings Plan account, no shares will be tendered.

     If you wish to tender shares held on your behalf in your 401(k) Investment Savings Plan account, complete the Directions Form and either


     1. Return it by mail to:

        ATR, Inc.
        Valley Forge Square II
        681 Moore Road, Suite 310
        King of Prussia, Pennsylvania 19406

or

     2. Return it by facsimile to: (610) 337-7222.


     If you have any questions about the offer or any of the other matters discussed above, please call D.F. King & Co., Inc., the Information Agent, at
(800) 758-5880.

                                          Sincerely,

                                          Resource America, Inc.


                                DIRECTIONS FORM
                 WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH
                          BY RESOURCE AMERICA, INC. OF
                   UP TO 5 MILLION SHARES OF ITS COMMON STOCK

     The undersigned acknowledges receipt of the enclosed Offer to Purchase, dated September 26, 2000, and the related Letter of Transmittal and Letter to the Participants in Resource America's 401(k) Investment Savings Plan in connection with the offer by Resource America, Inc. to purchase up to 5 million shares of its common stock, $0.01 par value per share.

     These Directions will instruct the trustees of Resource America's 401(k) Investment Savings Plan and holders of record of shares of the 401(k) Investment Savings Plan, to tender unconditionally the number of shares indicated below (or if no number is indicated below, all shares) held by the trustees for the undersigned's 401(k) Investment Savings Plan account upon the terms and subject to the conditions set forth in the Offer to Purchase.

     NOTE: Shares allocated to participant accounts for which directions are not received will not be tendered.


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Number of Shares Tendered Unconditionally: ____________ Shares
(Please indicate the number of shares you wish the trustees to tender from your 401(k) Investment Savings Plan account. If this space is left blank, the trustees will tender unconditionally all shares from your 401(k) Investment Savings Plan account.)


              Shares Tendered at Price Determined by Shareholder
               (See Instruction 5 to the Letter of Transmittal)

     By checking one of the following boxes below instead of the box under "Shares Tendered at Price Determined Pursuant to the Offer," the undersigned hereby instructs the trustees to tender shares in his or her plan account at the price checked. This action could result in none of the shares being purchased if the purchase price determined by Resource America for the shares is less than the price checked below. A participant who desires to tender shares at more than one price must complete a separate Directions Form for each price at which shares are to be tendered. The same shares cannot be tendered at more than one price.

        Price (In Dollars) per Share at Which Shares Are to Be Tendered

                / / $9.000     / / $10.000     / /  $11.000
                / / $9.125     / / $10.125
                / / $9.250     / / $10.250
                / / $9.375     / / $10.375
                / / $9.500     / / $10.500
                / / $9.625     / / $10.625
                / / $9.750     / / $10.750
                / / $9.875     / / $10.875

                                      OR

        Shares to Be Tendered at Price Determined Pursuant to the Offer
               (See Instruction 5 to the Letter of Transmittal)

/ / The undersigned wants to maximize the chance of having Resource America purchase all of the shares the undersigned is directing the trustees to tender from his or her plan account (subject to the possibility of proration). Accordingly, by checking this one box instead of one of the price boxes above, the undersigned hereby instructs the trustees to tender shares in his or her plan account and is willing to accept the purchase price determined by Resource America in accordance with the terms of the offer. This action could result in receiving a price per share of as low as $9.00.

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING PARTICIPANT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                 Dated                                   ,2000
                                      -----------------------------------

                                 ----------------------------------------------
                                                    (Signature)

                                 Print Name:
                                            -----------------------------------


                                 Print Social Security Number:
                                                              -----------------

                                 Address:
                                         --------------------------------------

                                 Daytime Telephone Number
                                 with Area Code:
                                                -------------------------------

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